September 9, 2022

Ms. Jan Woo

Legal Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Graze, Inc.

Offering Statement on Form 1-A Filed September 1, 2022

File No. 024-11982

Dear Ms. Woo,

We acknowledge receipt of comments in your letter of September 7, 2022 regarding the Offering Statement of Graze, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A Cover Page

1.	Revise your cover page to disclose that investors will be required to subscribe to the Offering via the third-party platform managed by Wax, Inc. and agree to the terms of the Offering and the subscription agreement. Your disclosure should state whether any fees will be paid by investors to use Wax, Inc.

The Company has amended its offering circular to include a statement regarding the agreeing to the terms of the offering and subscription agreement, as well as fees to be paid to use Wax, Inc. The Company has also amended its subscription agreement to identify this fee and that the fee will count towards the investor’s annual investment limit.

General

2.	Please expand your biographical disclosures regarding James Jordan, Kevin Morris and Ray Anderson to address their connection with Nommi, Inc. and any other companies for which they currently serve as officers or directors. Include a risk factor that addresses any conflicts of interest that these officers or employees have as a result of holding key positions in several companies simultaneously and indicate the average number of hours per week or month each person works or is anticipated to work. Refer to Item 10 of Form 1-A.

The Company has amended its disclosure to expand the biographical disclosures for concurrent management of other companies, time to be spent with the Company, and a risk factor regarding the conflict for time.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Graze, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP